Mail Stop 6010

January 30, 2007

Mr. Walter Witoshkin
Chief Executive Officer
QuantRx Biomedical Corporation
100 S. Main Street, Suite 300
Doylestown, PA   18901

Re: QuantRx Biomedical Corporation
       Form 10-KSB for the year ended December 31, 2005
       Filed March 31, 2006
       File No. 0-17119

Dear Mr. Witoshkin:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant